EXHIBIT 99.2

CERTIFICATE OF SECRETARY

I, JOHN M. LOWBER, the duly elected and acting Secretary of General Communication, Inc., an Alaska corporation ("Company"), do hereby certify and declare that on February 20, 2006 the Company's Board of Directors at its meeting duly noticed and held on that date by unanimous consent appointed Peter Pounds, an employee of the Company directly or through its subsidiaries, to serve as a member of the Plan Committee for the Company's Revised Qualified Employee Stock Purchase Plan.

Executed this 31st day of July 2008 at Anchorage, Alaska.

GENERAL COMMUNICATION, INC.

By:_/s/ John M. Lowber __________
      John M. Lowber, Secretary

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